                                                   ---------------------------
                                                          OMB APPROVAL
                                                   ---------------------------
                                                   OMB Number:  3235-0145
                                                   Expires: December 31, 1997
                                                   Estimated average burden
                                                   hours per response ....14.90
                                                   ---------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                               C. H. Heist Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, Par Value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  423076108000
--------------------------------------------------------------------------------
                                 (CUSIP Number)

          Mia Jensen, c/o The Burton Partnership, Limited Partnership
                  Post Office Box 4643  Jackson, Wyoming 83001
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    11/30/98
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 423076108000                                        PAGE 2 OF 8 PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    The Burton Partnership, Limited Partnership
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware limited partnership

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           197,100 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING          -0- shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    -0- shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    -0- shares
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     197,100 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 423076108000                                    PAGE  3  OF  8  PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Donald W. Burton
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

       OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


       United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES            197,100 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING           -0-
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                     -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                     -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       197,100
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                        [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       6.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP #423076108000                SCHEDULE 13D              PAGE 4 of  8 PAGES

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, Par Value $.05 Per Share (the "Shares"), of C.H. Heist Corp. (the "Company"), having its principal executive offices at 810 North Belcher Road, Clearwater, Florida 34625.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is being filed by The Burton Partnership, Limited Partnership having its principal offices at P.O. Box 4643, Jackson, Wyoming 83001; and the general partner of The Burton Partnership, Limited Partnership, Donald W. Burton. The principal business of The Burton Partnership, Limited Partnership is investment in public and private stocks. The general partner's principal occupation is an investor.

         The business address of the general partner is c/o The Burton Partnership, Limited Partnership.

         During the five years prior to the date hereof, neither The Burton Partnership, Limited Partnership, nor its general partner has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The general partner is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Burton Partnership, Limited Partnership acquired a total of 154,900 shares of C.H. Heist Corp. through open market transactions during a period beginning May 6, 1996 and ending November 30, 1998 at prices ranging from $6.50 to 7.125 per share, for an aggregate purchase price of $1,340,588.

         No part of the purchase price paid by The Burton Partnership, Limited Partnership for shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting shares of C.H. Heist Corp.

CUSIP #423076108000               SCHEDULE 13D              PAGE 5 of  8 PAGES

ITEM 4.  PURPOSE OF THE TRANSACTION

         The Burton Partnership, Limited Partnership has purchased the Shares for investment purposes only.

         a. Depending on market conditions, its continuing evaluation of the business and prospects of C.H. Heist Corp. and other factors, The Burton Partnership, Limited Partnership may buy or sell additional shares in the open market. Neither The Burton Partnership, Limited Partnership, nor the general partner has any present plans which relate to or would result in:

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving C.H. Heist Corp. or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of C.H. Heist Corp. or any of its subsidiaries;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of tern directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of C.H. Heist Corp.;

         f. Any other material change in C.H. Heist Corp. business or corporate structure, including, but not limited to, if C.H. Heist is a closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         g. Changes in C.H. Heist Corp.'s charter or bylaws or other actions which may impede the acquisition if control of C.H. Heist by any person;

         h. Causing a class of securities of C.H. Heist Corp. to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of C.H. Heist Corp. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         j. Any action similar to any of those enumerated above.

CUSIP #423076108000                SCHEDULE 13D              PAGE 6 of  8 PAGES

ITEM 5.  INTEREST IN SECURITIES AND THE ISSUER

         By virtue of his status as general partner of The Burton Partnership, Limited Partnership, Donald W. Burton may thus be deemed to be beneficial owner of the 197,100 shares which The Burton Partnership, Limited Partnership owns of record, representing 6.9% of the Company. Donald W. Burton may thus be deemed to share with The Burton Partnership, Limited Partnership the power to direct the voting and disposition of the shares which The Burton Partnership, Limited Partnership own of record.

         The aggregate 197,100 shares purchased by The Burton Partnership, Limited Partnership were obtained in the following open market transactions.


      (1)                    (2)            (3)               (4)                 (5)
  Person who
   Effected            Settlement Date    Number of        Price Per       Brokerage House & How
  Transaction          of Transaction      Shares            Share       Transactions was Effected
General Partner           05/06/96         10,000             7.25          J. C. Bradford - Purchase
General Partner           06/25/98            900             6.88          J. C. Bradford - Purchase
General Partner           07/16/98          9,100             7.13          J. C. Bradford - Purchase
General Partner           07/31/98            700             7.13          J. C. Bradford - Purchase
General Partner           08/04/98            500             7.13          J. C. Bradford - Purchase
General Partner           08/05/98          1,000             7.13          J. C. Bradford - Purchase
General Partner           08/10/98         10,000                7          J. C. Bradford - Purchase
General Partner           08/10/98          7,800             7.13          J. C. Bradford - Purchase
General Partner           08/14/98          1,600             7.13          J. C. Bradford - Purchase
General Partner           08/17/98          5,400                7          J. C. Bradford - Purchase
General Partner           08/17/98          8,400             7.13          J. C. Bradford - Purchase
General Partner           09/01/98          1,600             6.75          J. C. Bradford - Purchase
General Partner           09/01/98          4,600                7          J. C. Bradford - Purchase
General Partner           09/03/98          8,100             6.75          J. C. Bradford - Purchase
General Partner           09/04/98            400             6.75          J. C. Bradford - Purchase
General Partner           09/04/98            300             6.75          J. C. Bradford - Purchase
General Partner           09/23/98          3,000             6.75          J. C. Bradford - Purchase
General Partner           09/24/98            900             6.75          J. C. Bradford - Purchase

CUSIP #423076108000               SCHEDULE 13D             PAGE 7 of 8 PAGES


      (1)                    (2)            (3)               (4)                 (5)
  Person who
   Effected            Settlement Date    Number of        Price Per       Brokerage House & How
  Transaction          of Transaction      Shares            Share       Transactions was Effected
General Partner           09/28/98          1,600             6.75          J. C. Bradford - Purchase
General Partner           10/05/98          1,900             6.75          J. C. Bradford - Purchase
General Partner           10/02/98            200             6.75          J. C. Bradford - Purchase
General Partner           10/06/98            400             6.75          J. C. Bradford - Purchase
General Partner           10/01/98            400             6.75          J. C. Bradford - Purchase
General Partner           10/07/98          4,200             6.75          J. C. Bradford - Purchase
General Partner           10/07/98          1,200             6.75          J. C. Bradford - Purchase
General Partner           10/08/98          5,800             6.75          J. C. Bradford - Purchase
General Partner           10/14/98          3,000              6.5          J. C. Bradford - Purchase
General Partner           10/15/98          2,000              6.5          J. C. Bradford - Purchase
General Partner           10/19/98            600              6.5          J. C. Bradford - Purchase
General Partner           10/21/98          3,000              6.5          J. C. Bradford - Purchase
General Partner           10/22/98            800              6.5          J. C. Bradford - Purchase
General Partner           10/23/98            600              6.5          J. C. Bradford - Purchase
General Partner           10/28/98         20,000             6.75          J. C. Bradford - Purchase
General Partner           10/30/98         22,200             6.75          J. C. Bradford - Purchase
General Partner           11/16/98         12,700             6.75          J. C. Bradford - Purchase
                                          -------
                                          154,900       $1,064,100

General Partner           11/24/98         10,000          6.71880          J. C. Bradford - Purchase
General Partner           11/30/98         32,200             6.50          J. C. Bradford - Purchase
                                          -------
                                           42,200
                                          -------
TOTAL                                     197,100       $1,340,588
                                          =======       ==========

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by The Burton Partnership, Limited Partnership and the general partner

CUSIP #423076108000           SCHEDULE 13D                  PAGE 8 of  8 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described elsewhere herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among The Burton Partnership, Limited Partnership and the general partner or between any such person and any other person with respect to the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  December 15, 1998          The Burton Partnership, Limited Partnership




                                   By: /s/ DONALD W. BURTON
                                      ----------------------------------------
                                      Donald W. Burton, General Partner